Vial, Hamilton, Koch & Knox, l.l.p.
a registered limited liability partnership including professional corporations
There is no professional relationship of any kind between Robert G. Vial and Vial, Hamilton, Koch & Knox, L.L.P.
ATTORNEYS AND COUNSELORS
1700 PACIFIC AVENUE, SUITE 2800
DALLAS, TEXAS 75201
TELEPHONE: 214-712-4400
FAX: 214-712-4402

Craig G. Ongley
214-712-4441
Craig.G.Ongley@vialaw.com
May 25, 2006
United States Securities and Exchange Commission
Attn: Kari Jin
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Immediatek, Inc.
Item 4.02 Form 8-K
Filed on March 9, 2006
File No. 000-26073
Dear Ms: Jin:
     We acknowledge receipt of your comment letter dated March 16, 2006. Our responses to your comments appear below and are numbered to correspond to your comments.
   1. We note the Company is reducing 2003 stock compensation expense based on an appraisal prepared by an independent third-party. It appears from your disclosure that the Company is changing its method of determining the fair value of common stock issued for compensatory purposes from utilizing quoted market prices to relying upon third party valuation. If true, tell us your basis in GAAP for relying on an independent appraisal as opposed to the quoted market price of your common stock to determine the fair value of equity issuances for goods and services. In your response address the Company’s consideration of paragraphs 5, 6 and 58 of SFAS 107 in assigning a fair value, other than a fair value based quoted market prices, to common stock underlying option and warrants or common stock issued for goods and services.
     RESPONSE: On or about January 24, 2006, we entered into a “Material Definitive” Agreement with Radical Holdings, LP, (“Buyer”). Pursuant to that agreement, due diligence was performed by the Buyer, as an ordinary course of action. As a result of the due diligence process, the Buyer required additional information surrounding certain transactions that had historically occurred. Upon full disclosure to the Buyer of all aspects of the stock transaction in question, it was requested and agreed that a revaluation may be in order, given the nature of the transaction as well as the value of the transaction. We reviewed our treatment as originally

Securities and Exchange Commission
Attn: Kari Jin
May 24, 2006

reported along with the authoritative literature available in FAS 141 and 123 and concluded the treatment of the transaction was appropriate, though a review of the valuation as requested by the potential purchaser did not seem unreasonable. As part of our effort to review the valuation we felt it prudent to obtain an independent assessment. As a result of that assessment, the total value of the transaction was materially reduced. Given the circumstances we concluded that the third party valuation was more reliable. Per comment no. 1 of the Commission’s letter dated March 16, 2006, we reviewed the suggested literature in SFAS 107 paragraphs 5, 6 and 58 and would respectfully disagree with the application of SFAS 107. SFAS 107 states the fair value of a financial instrument as the amount at which the instrument could be exchanged between willing parties and continues to state if a quoted market price is available, the value of the instrument is equal to the market price, times the number of units. Addressing the first item, it would not be reasonable to assume any Company would exceed value of an intangible asset to the extent of $2,334,645; therefore, there would not be willing participants. With respect to quoted market price, we do not feel it would be accurate to value the stock given based on the quoted market price of tradable stock, given the fact that all stock issued in this transaction was issued to an affiliate of the issuer and restricted under Rule 144 and therefore would not hold the same value as an equity or financial instrument free of such restrictions. The independent valuation is the most reliable estimate of the transaction’s value.
   2. Tell us how your 2003 “revaluation” of equity issuances impacts your responses set forth in your letters dated July 5, 2005 and October 18, 2005, to our comments on your 2004 10-KSB and March 31, 2005 and June 30, 2005 10-QSB. Specifically address your responses to our comment no.’s 6 and 9 in your letter dated July 5, 2005 and no.’s 9, 10 and 13 in your letter dated October 18, 2005. Provide any additional information necessary to clarify or supplement your prior responses to our comments.
   RESPONSE:
   We do not feel the revaluation impacts any previous response to the Commission. At the occurrence of the original transactions and prior to the third party valuation of the transaction we reviewed the information provided in FAS 141, Appendix B, with respect to determining the value of the acquired intangible assets from Paul Marin and Zach Bair. Because we were unable to reliably measure the fair value of the assets acquired, we concluded the most conservative approach to be that of the par value of the stock issued. On the same note, in order to comply with the requirements of FAS 141 we also recognized the need to apply a fair value to the consideration given in exchange for the asset. Upon initial measurement, we would assume the consideration paid would be equal in value to the asset acquired. In the case of this transaction, we could not obtain an equal value to the asset; therefore, pursuant to FAS 123, paragraph 8, we accounted for and valued the equity instrument issued based on its current fair market value at the measurement date and recorded what we believed to be the excess consideration given as compensation to the related parties.
   We have identified this specific transaction as unusual in nature and made all attempts to report the transaction as accurately as possible given what we now believe to be the most reliable estimate of the value of the transaction. It is our position, that the subject transaction

Securities and Exchange Commission
Attn: Kari Jin
May 24, 2006

was unique due to the nature of attempting to value an intangible asset, intellectual property (all other future acquisition transactions involved primarily tangible assets from non-employees), is the only asset purchase transaction involving employees who were not at arms length. We therefore respectfully maintain that this transaction stands alone and that our consistent application of our method of valuation of equity instruments (after the independent valuation) in this sole instance did not result in an accurate reflection of the transaction and needed to be treated differently.
     3. Tell us what you mean by your disclosure that “. . .previous grants of options and warrants by the Company has not been properly disclosed during the year ended December 31, 2004 and the quarter ended June 30, 2005.” Explain how you are determining the fair value of the equity issuances in fiscal 2004 and interim period through June 30, 2005 interim period. Specifically address how you determine the fair value of common stock underlying equity issuances for goods, services and employee compensation expense, how you determine the fair value of options and warrants granted, the period over which you expense these equity issuances and the authoritative literature that supports your accounting.
     RESPONSE: During the year ended December 31, 2004, we had issued warrants in connection with various agreements which had not previously been accounted for or disclosed. Upon discovery of the error, we took steps to value, account for and amend all related filings. We relied upon Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued To Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.
     Common stock, warrants and options issued for services by non-employees is accounted for based on the fair market value at the date of grant. Services to be performed over a period of time, are valued on the date of grant and amortized over the life of the underlying service or consulting agreement..
     We account for our stock option plan in accordance with the provisions of SFAS No. 123, “Accounting for Stock Based Compensation.” SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant.
     Subsequent to December 15, 2005, the Company relies on FAS 123R. Pursuant to SFAS No. 123(R), we record all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values and appropriately amortized as necessary per any underlying agreements.

Securities and Exchange Commission
Attn: Kari Jin
May 24, 2006

   4. We note that you concluded your disclosure controls and your procedures were effective as of December 31, 2003 and 2004 in Form 10-Ks and interim reports through September 30, 2005. Tell us how you determined that your disclosure controls and procedures were effective as of December 31, 2003 and 2004 and September 30, 2005, considering you did not discover errors until March 3, 2006.
   RESPONSE: At the time of making the above referenced periodic reports our management did sincerely believe that our controls and procedures were effective. Management believed that all contractual obligations (including warrants and options) were properly accounted for. It is obvious that, although unintentional, they had overlooked accounting for the subject warrants and options. We believe that we have implemented a better system of controls and review process by our management and accountants to avoid similar problems in the future. This is being accomplished by a periodic review of our day to day financial entries by our accountant and their automatic review of all material agreements so that they may alert management to any improper entries or issues that need to be resolved in accordance with proper generally accepted accounting principals (GAAP) accounting.
     Should you have any questions, please do not hesitate to contact me.

Sincerely,
/s/Craig G. Ongley

Craig G .Ongley

CGO/lw